Exhibit 3(ii)	Amendment to Bylaws.
Article II Section 14 of the Bylaws is amended it its entirety to be as follows:
"ARTICLE II. STOCKHOLDERS.
Section 14.   ACTION WITHOUT MEETING. No action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with these Bylaws, or by the majority written consent of the stockholders in accordance with Chapter 78 of the Nevada Revised Statutes."